20549-0408

July 20, 2006

Barry Schwartz
Chief Executive Officer
All American Pet Company
16501 Ventura Boulevard
Suite 514
Encino, California 91436

Re: All American Pet Company
Form SB-2, filed June 23, 2006
File Number 333-135283

Dear Mr. Schwartz:

We have given a full review to your Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please review your prospects and attempt to cull legalisms. Some examples of legalisms included in your prospectus include: herein, pursuant to, hereunder, pursuant thereto, promulgated thereunder and hereby.

2.   Revise your prospectus to eliminate so many defined terms. A few examples of defined terms used include BSE, FMD, HPAI, Loan Agreement, USDA, FDA, GRAS and AAFCO. Common terms like FDA do not need to be defined. Other

highly specific defined terms which the reader can not be expected to know, should be rewritten so that reader does not have to go back to rediscover what they mean each time he or she comes across that term.

Prospectus Cover Page

3.   The shares being offered need to be priced until a market develops. Please revise the prospectus cover and other appropriate portions of the filing to so reflect.

4.   Please disclose any plans or lack of plans to have the shares listed on an exchange. Please also provide appropriate corresponding disclosure on page 7 and in the body of the prospectus.

All American Pet Company, Inc., page 1

5.   Please summarize the most important aspects of your business. This would include that your company is a development stage company with limited operations. Indicate when you began developing your product and when you began selling it.

6.   Please summarize your sales and describe them more fully in the body of the text, both by sales per quarter by pounds of product sold, or some other unit, as well as dollar amount sold. Differentiate this from product given away or dispersed in ways other than normal sales.

7.   Please quantify your net loss to date and disclose that your accountants have given your company a going concern opinion.

8.   Please provide a summary description of your product with more detail in the body of the text. For example, you say that this is a "super premium" product, please explain this concept, including how your food differs from foods that are not super premium. Also, disclose any nutritional or other claims that you make for your product or indicate that there are none.

9.   You say that your product is the first line of dog food "breakfast cereal." Please disclose to what extent your product has any application which lends itself to this function or whether this is a marketing position.

10.   Please disclose that you only have two officers who are also your only directors. Also indicate that these persons have no prior experience in the pet food business. You may also want to characterize their start-up and retail experience.

Corporate Information, page 1

11.   It is unclear to us why you have included the first three sentences here in the summary. Please consider revising this section to place the rather legal and technical information further back in the document.

Risk Factors, page 1

12.   Several of your risk factors indicate that you cannot guarantee or assure a specific result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to remove this language.

Attempts to grow our business…, page 2

13.   The second paragraph seems to relate to a risk from existing competitors. Please consider providing this under separate heading.

The success of our business…, page 6

14.   Please clarify how the second and third paragraphs relate to a funding risk.

We are controlled by …, page 7

15.   At the first reference to Nortia Capital Partners please indicate whether Nortia is affiliated with your company, other than the work they have done for you and their stock ownership. Please also note in the body of the text whether Nortia is an affiliate of the company, with appropriate detail, to the extent warranted. If you believe Nortia is not an affiliate, please advise us how you reach this conclusion.

Stockholders may be diluted…, page 7

16.   Please avoid generic risk factors so that your reader can focus on the most important risks that you face. This risk is true for almost any company. Either revise this risk factor to explain how it is a particular risk for your company or consider deleting it. Note also for the next risk factor and the third on page 8.

Dilution, page 9

17.   Your legal opinion and other disclosure indicate that not all of these shares are outstanding. Please reconcile this disclosure with the current situation.

Description of Business
Business Development and Overview…, page 9

18.   Where appropriate, please disclose the amount of time you believe will take to achieve profitable operations. Alternately, disclose the sales level and any other conditions that you believe will be required.

Sales and Marketing, page 10

19.   Please confirm in the filing that the work of Euromonitor, described in the second full paragraph on page 11, relates to U.S. sales.

20.   Reference is made to the last paragraph. We suggest that you note current dollar sales of the dry dog food market or disclose what per cent the premium dry dog food segment is of total dry dog food sales.

21.   We note in Footnote 1 to the financial statements your dependency upon a small number of customers. Please advise why there is no discussion of this fact in your prospectus and why these customers have not been identified.

Manufacturing, Supplies and Packaging, page 11

22.   Please advise why your contracts with your manufacturers have not been filed as exhibits. In this connection, please describe in more detail the financial arrangements for the manufacturing process. For example, disclose whether it is you or the manufacturer who purchases the raw material. For example, disclose the duration of the manufacturing arrangements and who is at risk if the price of the raw material increases during the contract period.

Research & Development, page 13

23.   The taste test research seems to be key to your success. If so, please identify the firm that did this work and describe their testing in more detail.

Selling Stockholders, page 14

24.   Identify the natural persons selling shares. Note, for example, for Nortia Capital, Metro Refinishing, and West Park Capital.

25.   We note footnote (A). Please identify any selling parties who are affiliates of a broker dealer.

26.   Please disclose any selling parties who are brokers or advise us that there are none. Also, for any brokers, disclose that they will be an underwriter with respect to this offering.

Directors and Executive Officers, page 19

27.   For Ms. Bershan, please clarify her employment history between 2001 and 2003.

Fiscal 2005 Compared with Fiscal 2004, page 25

28.   In the second sentence, please disclose when you first started shipping your products in 2005.

Debt Service, page 26

29.   In the penultimate sentence of the last paragraph, disclose the number of shares into which the promissory notes were converted.

Balance Sheets, page F-2

30.   Please tell us and revise your filing to disclose what the advances to vendor of $80,161 represents, your basis for capitalizing the balance and how you intend to recognize the amount as an expense.

Statements of Operations, page F-3

31.   We note you incurred expenses of $26,353 related to cost of goods sold for the year ended December 31, 2004, however, you did not recognize any sales during that period. Please tell us and revise your filing to describe and quantify the major types of expenses included within cost of goods sold for each period presented. In addition, tell us your basis for presenting those expenses as cost of goods sold rather than operating expenses.

Revenue Recognition, Sales Incentives and Slotting Fees, page F-8

32.   We note your disclosure on page 11 that you distribute trial size boxes free of charge at local pet-related businesses and events as part of your marketing strategy. Please tell us and revise your filing to disclose:

- the cost of consideration of the free trial size boxes distributed during the periods presented; and

- how you characterize and classify the cost of consideration, including your basis for such characterization/classification.

Note 9 – Commitments and Contingencies, page F-12

33.   We note you were unable to make regular lease payments for part of 2006 and much of 2005 and were in default of the lease on your corporate offices. We also note your disclosure in Note 10 that you were in default of your Note Payable as of September 30, 2005. Please tell us and revise your filing to disclose the consequences of each default (including any penalties incurred), and whether you received a waiver from the applicable counterparty for the default. In addition, disclose whether the lease/note agreements contain cross-default provisions and if applicable, describe the effect those provisions have on the default status of your other outstanding lease/note agreements.

Note 11 – Income Taxes, page F-14

34.   We note, effective January 11, 2006, you no longer qualified as a Subchapter S Corporation.   We also note you did not record an income tax benefit for the period January 11, 2006 through March 31, 2006. Please tell us, and revise your filing to disclose the resulting impact of the change from Subchapter S Corporation status on your accounting for income taxes. Revise your filing if applicable, to quantify the income tax benefit for the period January 11, 2006 to March 31, 2006. In addition, disclose any temporary differences resulting in a deferred tax asset or liability as of March 31, 2006. Refer to paragraphs 28 and 43-49 of SFAS 109.

Note 12 – Shareholders' Equity (Deficit), page F-14

35.   We note you considered the 500,000 warrants issued to Nortia to have no present value. Please tell us how you determined the present value of these warrants.

36.   Please provide us with a detailed explanation of your accounting for the warrants issued in conjunction with the Nortia transaction and your private placements of common stock during the periods ending December 31, 2005, March 31, 2006 and subsequent. Explain how you applied paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe the warrants are not freestanding derivatives under paragraph 11a of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

Recent Sales…, page II-3

37.   Regarding the private placement concluded May 2006, please advise us how you complied with the $1 million dollar limitation set out in Item 504(b)(2) of Regulation D.

38.   We note that you seem to have a current Regulation D offering ongoing. Please describe this in the filing.

Signature Page

39.   As required by the signature instructions, identify the person serving in the capacity of principal financial officer.

Exhibit 5.1

40.   Please revise to identify the factual matters referenced in the last sentence of the second paragraph. Please differentiate this information from that referenced in the second sentence of the same paragraph.

41.   If retained, describe the referenced "advise," indicate the specific parties who provided this information and disclose how these parties are qualified to provide this advise. Also, consider the need for a consent from these parties.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Matthew Komar, Staff Accountant, at 202-551-3781, or to Sharon Blume, Reviewing Accountant, at 202-551- 3474. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William C-L Friar
Senior Financial Analyst

By fax: Kathi Boftian
        Fax number: 303-894-9239